                              CLP HOLDINGS LIMITED
                                 [COMPANY LOGO]

                              QUARTERLY REPORT 2002
                              (JANUARY - SEPTEMBER)


TO SHAREHOLDERS:

The operations of CLP Holdings Limited for the nine months ended 30 September 2002 are summarised below:

HIGHLIGHTS

                                                                 9 months ended 30 September
                                                          ------------------------------------------
                                                           2002            2001             Increase
                                                          ------           ------           --------
Turnover, HK$ millions                                    20,000           18,953             5.5%

Interim dividend per share, HK$                             1.14             1.05             8.6%

Electricity sold, kWh millions
  Kowloon and New Territories                             21,151           20,420             3.6%
  Including sales to the Chinese mainland                 22,967           21,662             6.0%

HONG KONG ELECTRICITY BUSINESS

Electricity Sales

Compared with the same period in 2001, electricity sales to the local sectors for the nine months ended 30 September 2002 are as follows:

                                Increase/(Decrease)      % of Total Local Sales
                                -------------------      ----------------------
Residential                            5.4%                    25.9%
Manufacturing                         (5.6)%                   11.0%
Commercial                             2.7%                    38.0%
Government & Others                    7.6%                    25.1%

Local sales in the first nine months of 2002 increased 3.6% partly due to warm weather, with an average temperature approximately 1 degree Celsius above normal. Strong growth was recorded for the sales to residential and government/utilities customers, but this was offset by the continuing decline in sales to the manufacturing sector. Sales to the commercial sector grew moderately.

Sales to the Chinese mainland remained strong for the nine-month period with a growth rate of 46.1%, due to a high demand from the Guangdong Guang-Dian Power Grid Group Company Limited and system constraints in Guangdong. As a result, CLP Power's total electricity sales were 6.0% above the level achieved in the same period in 2001.

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Performance Benchmarking

CLP Power continues to benchmark its performance against other comparable utility companies and market leaders around the world. In the 2002 Performance And Competitive Excellence generation benchmarking study which focused on operations and maintenance performance with diagnostic review compared with world-class peers, CLP Power's generation business falls within the best performing quadrant for most activities, both in terms of service and cost levels.

As regards CLP Power's overall supply reliability performance, measured by unplanned customer minutes lost, the benchmarking study confirmed that CLP Power's performance is on par with major world metropolitan cities such as New York and Tokyo.


REGIONAL ELECTRICITY BUSINESSES

Chinese Mainland

The 2x300MW coal-fired Anshun II power project in Guizhou has received all the necessary government approvals. The joint venture company, Guizhou CLP Power Company Limited, in which CLP Power China (CLP-PC) owns a 70% interest, was established in September 2002. The project is designated by the State Development Planning Commission to provide power supply to Guangdong as part of the "Delivery of Electricity from West to East" Scheme and is scheduled to commence commercial operation in 2004.

The 3,000MW joint venture in Shandong Province, in which CLP-PC holds a 29.4% interest, has been operating satisfactorily. The Shiheng Power Station, comprising Phases 1 and 2, was one of only two power stations awarded the "International First Class Power Station" title by the State Power Corporation of China. The construction of Heze II Power Station (2x300MW) and Liaocheng Power Station (2x600MW) is progressing well, to budget and ahead of schedule. Heze II is entering the final stage of commissioning.

The joint venture with Beijing Guohua Electric Power Corporation, CLP Guohua Power Company Limited, which is 49% owned by CLP-PC, is operating four power stations with a total installed capacity of 2,300MW in the North China area. The project is progressing well with both partners bringing their skills and expertise to enhance the operational, safety, environmental and financial performance of the joint venture's assets.

The Guangdong Daya Bay Nuclear Power Station, which is 25% owned by CLP, performs satisfactorily with an on-going good safety record.

The Mainland is presently undertaking large scale reform of its electricity industry, including restructuring of state-owned generation assets and review of tariff levels. CLP-PC is closely monitoring the implications of this reform, both for its existing investments and future investment strategy.

                                       2
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Asia-Pacific Region

Following the successful commissioning of Unit 1 of Ho-Ping Power Station in Taiwan, Unit 2 commenced commercial operation on 6 September 2002. CLP Power International (CLP-PI) has participated in this project from the earliest stages by way of a 40/60 partnership with Taiwan Cement Corporation. The construction of the plant has been completed on schedule and within budget. Both units will now add to CLP-PI's earnings through the revenue earned under the power purchase agreement with Taiwan Power Company. The output from Ho-Ping Power Station will contribute significantly to the Taiwan grid system and the units are already being dispatched at high levels of utilisation.

Through an 80/20 joint venture with Powergen U.K. plc, CLP-PI has an effective equity interest of 73.6% in Yallourn Energy Pty Limited, which owns Yallourn Power Station, a 1,450 MW coal-fired merchant plant, and a dedicated coal mine in Australia. Yallourn Power Station has completed the process of contracting out its mine operations and maintenance activities, which has been a strategic objective aimed at improving the performance of the asset. At the same time, considerable progress has been made in the introduction of new mining technology and in the plans to extend the life of the mine. These initiatives, together with the development of a new workplace culture within the power station, have all contributed to improved financial performance this year.

In October 2002, the CLP-Powergen joint venture completed the acquisition of the remaining 12% stake in Gujarat Paguthan Energy Corporation Private Limited
(GPEC), in which CLP-PI holds an effective equity interest of 80%. Operation of the 655MW combined cycle power station, which is owned and operated by GPEC in India, has been restricted for some time due to a shortfall in the supply of natural gas. Naphtha is available and the plant has run when required, but the cost is significantly higher than for operation on gas. A new gas supply was secured last year and construction of the associated facilities has been in progress since. The gas supply is expected to start before the end of the year.

On 8 November 2002, CLP-PI reached agreement with Powergen to acquire all of Powergen's remaining interest in GPEC, Yallourn Energy and BLCP Power Limited. The agreement also provides for the termination of put and call arrangements whereby the joint venture might have acquired Powergen's 35% interest in PT Jawa Power in Indonesia. Completion of the acquisition is subject to certain consents from lenders and relevant regulatory authorities. Upon completion of the acquisition, CLP-PI will own 100% of GPEC, 92% of Yallourn Energy and a 50% interest in BLCP Power. BLCP Power is the developer of a 1,434MW power project in development in Thailand.


NON-ELECTRICITY ACTIVITIES IN HONG KONG AND THE CHINESE MAINLAND

Following an agreement to partner with Cheung Kong Enterprises Limited (CKE) and Hongkong Electric Holdings Limited to launch a brand new broadband service, CLP TeleCom and CKE completed the transaction for the joint venture in August 2002. CLP TeleCom's retail operations carried on under the Oxygen brand are being migrated into PowerCom Network Hong Kong Limited, the joint venture company in which CLP TeleCom owns a 19% interest.

CLP Engineering has been awarded a four-year contract for the design, supply, installation and operation of public lighting works in Kowloon and New Territories East. The Contract becomes effective on 1 October 2002.


DIVIDEND

Directors today declared the third interim dividend for 2002 of HK$0.38 per share (2001: HK$0.35 per share) payable on 13 December 2002 to shareholders registered as at 3 December 2002. The dividend of HK$0.38 per share is payable on all shares of HK$5.00 each in issue as at 3 December 2002.

As of 30 September 2002, 2,408,245,900 shares of HK$5.00 each were in issue after deducting 13,240,500 shares repurchased and cancelled during the period covered by this Report.

The Register of Shareholders will be closed on 3 December 2002. To rank for this dividend, all transfers should be lodged with CLP's Registrars, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited), 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 2 December 2002.





                                                    The Hon. Michael D. Kadoorie
                                              Chairman of the Board of Directors


Hong Kong, 18 November 2002


     This Report is also available at the Corporate Governance and Investor
        Relations sections on the Company's website at www.clpgroup.com.